Exhibit 99.1

BTQ Technologies Added to MSCI Canada Small Cap Index

VANCOUVER, BC, Nov. 24, 2025 /PRNewswire/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce its inclusion in the MSCI Canada Small Cap Index, effective as of November 25, 2025, following the October index review by MSCI Inc.

The MSCI Canada Small Cap Index is a key benchmark measuring the performance of the small-cap segment of the Canadian equity market. It is part of MSCI's Global Equity Index Series (GEIS) and covers approximately 14% of the free float-adjusted market capitalization in Canada. The inclusion of BTQ Technologies in this index reflects the Company's growth and increasing recognition in the market.

Criteria for Inclusion

MSCI follows a stringent methodology for selecting companies for the Small Cap Index. The key qualifications include:

•	Market Capitalization: Companies must fall within a defined market capitalization range for small-cap classification, which MSCI periodically reviews.
•	Liquidity: Eligible securities must exhibit adequate trading liquidity, ensuring investability and accessibility for investors.
•	Free Float: Market capitalization is adjusted for the proportion of shares available for public trading, with companies having low free float potentially excluded.
•	Industry Representation: The index aims for balanced representation across industries, ensuring broad market exposure within the small-cap segment.

Significance of the Inclusion

Being added to the MSCI Canada Small Cap Index enhances BTQ Technologies' visibility among institutional investors and funds that track MSCI indices. It also signals strong market performance and increased investor confidence in the Company's business model and strategic direction.

"Our inclusion in the MSCI Canada Small Cap Index marks a significant milestone for BTQ Technologies and recognizes our evolution as a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet," said Olivier Roussy Newton, CEO of BTQ Technologies. "As we scale our full-stack neutral-atom quantum computing platform and post-quantum security solutions for sectors like finance, telecommunications, logistics, life sciences, and defense, this recognition underscores our commitment to building durable, long-term value for our shareholders."

About MSCI Canada Small Cap Index
The MSCI Canada Small Cap Index is part of MSCI's broader global equity indices, which provide essential benchmarks for investors worldwide. The index is widely used by asset managers and institutional investors to track and manage small-cap investments in the Canadian market. The February 2025 index review process considered trading data from the last 10 trading days in January, with the final selection based on a pricing date determined by MSCI's methodology.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 24-NOV-25